STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $106.1 MILLION

FOR THE SECOND QUARTER OF 2024,

AND DECLARES QUARTERLY DIVIDEND OF $0.70 PER SHARE

ATHENS, GREECE, August 7, 2024 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Voyage Revenues	$352,875	$238,686	$612,265	$462,721
Net income	$106,080	$44,319	$180,936	$90,194
Adjusted Net income (1)	$89.057	$48,491	$162,296	$85,568
Net cash provided by operating activities	$142,599	$96,880	$256,861	$180,070
EBITDA (2)	$171,043	$92,514	$297,379	$186,905
Adjusted EBITDA (2)	$153,464	$96,185	$276,429	$180,987
Earnings per share basic	$0.97	$0.43	$1.87	$0.88
Earnings per share diluted	$0.93	$0.43	$1.82	$0.87
Adjusted earnings per share basic (1)	$0.81	$0.47	$1.68	$0.83
Adjusted earnings per share diluted (1)	$0.78	$0.47	$1.64	$0.83
Dividend per share for the relevant period	$0.70	$0.40	$1.45	$0.75
Average Number of Vessels	155.0	126.4	134.2	127.0
TCE Revenues (3)	$262,164	$175,563	$457,828	$331,663
Daily Time Charter Equivalent Rate ("TCE") (3)	$19,268	$15,835	$19,420	$15,020
Daily OPEX per vessel (4)	$5,354	$4,915	$5,188	$4,887
Daily OPEX per vessel (as adjusted)(4)	$5,319	$4,772	$5,168	$4,734
Daily Net Cash G&A expenses per vessel (5)	$1,371	$1,051	$1,309	$1,055

(1)	Adjusted Net income, Adjusted earnings per share basic and Adjusted earnings per share diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)	Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“During the second quarter 2024, Star Bulk continued having a strong performance generating Net Income of $106.1 million with a TCE per vessel per day of $19,268. This is the first quarter we are reporting as a combined entity after the completion of our merger with Eagle Bulk Shipping Inc. on April 9th.

On August 1st, 2024, Eagle’s outstanding 5.00% Convertible Senior Notes that we guaranteed as part of the Eagle Merger matured, and were converted into shares of Star Bulk common stock. The integration effort is proceeding as planned, and we continue to use our enhanced scale, capabilities and operational leverage to better serve our customers and create value for all stakeholders. Our planned cost and revenue synergy target of $50 million remains unchanged, aiming for the savings to be fully realized within 2025.

As part of our disciplined and balanced approach to capital allocation, we continue to return capital to shareholders. Our Board of Directors declared a dividend of $0.70 per share, representing the fourteenth consecutive dividend payment. Since June 2021 we will have paid over $1.25 billion in dividends.

With total liquidity of over $500 million and net debt of approximately $860 million, we believe we are well positioned to operate efficiently and take advantage of attractive opportunities in the dry bulk market. Despite the global geopolitical uncertainties, we are constructive about the medium-term prospects of our industry given the favorable order book and upcoming rigorous environmental regulations.”

Recent Developments

Declaration of Dividend

On August 7, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.70 per share, payable on or about September 6, 2024 to all shareholders of record as of August 27, 2024.

Fleet Update

Vessels’ S&P

In connection with the previously announced vessel sales, the vessels Star Dorado, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle, Crested Eagle and Stellar Eagle, were delivered to their new owners during the second quarter of 2024. In addition, in June and July 2024, we agreed to sell vessels Star Iris and Star Hydrus, which are expected to be delivered to their new owners by mid-August and October 2024, respectively.

Overall, in connection with the sales that will be completed by the fourth quarter of 2024, we expect to collect total gross proceeds of $29.7 million, and a gain on sale of approximately $7.0 million. We also expect to make debt prepayments of approximately $10.6 million in connection with these vessel sales.

Charter-In Vessels

In June 2024, we took delivery of the Star Earendel, a newbuilding Kamsarmax vessel built in JMU, subject to a seven-year charter-in agreement.

As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 159 vessels, with an aggregate capacity of 15.2 million deadweight ton (“dwt”) consisting of 17 Newcastlemax, 16 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 25 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

Eagle’s 5.00% Convertible Senior Notes Update

The Convertible Notes of our wholly-owned subsidiary, Eagle Bulk Shipping Inc. ("Eagle"), which we guaranteed in connection with the merger of one of our wholly-owned subsidiaries with and into Eagle (the “Eagle Merger”) matured on August 1, 2024 and had a conversion ratio of 86.0801 shares of Star Bulk common stock per $1,000 principal amount of Convertible Notes (as adjusted for the dividend that we paid in June 2024). Based on the abovementioned conversion ratio, we issued 5,971,284 new shares of Star Bulk common stock upon maturity of the Convertible Notes, and we subsequently canceled the 1,341,584 shares that were previously issued under the relevant share lending agreement.

Shares Outstanding Update

As of the date of this release, we have 118,825,307 shares outstanding.

Interest Rate Swaps

We previously entered into a number of interest rate swaps and have an outstanding total notional amount of $118.9 million under our financing agreements with an average fixed rate of 62 bps and an average remaining maturity of 1.2 years. As of June 30, 2024, the Mark-to-Market value of our outstanding interest rate swaps stood at $6.4 million, which are all designated as and qualify for hedge accounting and our cumulative net realized gain amounted to $35.4 million.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Second quarter 2024	Six months ended June 30, 2024

Capesize / Newcastlemax Vessels:	$ 29,439	$ 28,377
Post Panamax / Kamsarmax / Panamax Vessels:	$ 16,487	$ 15,801
Ultramax / Supramax Vessels:	$ 16,043	$ 16,496

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 115,256,711 and 102,961,179 weighted average diluted shares for the second quarter of 2024 and 2023, respectively.

Second Quarter 2024 and 2023 Results

For the second quarter of 2024, we had a net income of $106.1 million, or $0.93 earnings per share, compared to a net income for the second quarter of 2023 of $44.3 million, or $0.43 earnings per share. Adjusted net income, which excludes certain non-cash items, was $89.1 million, or $0.78 earnings per share, for the second quarter of 2024, compared to an adjusted net income of $48.5 million for the second quarter of 2023, or $0.47 earnings per share.

Net cash provided by operating activities for the second quarter of 2024 was $142.6 million, compared to $96.9 million for the second quarter of 2023. Adjusted EBITDA, which excludes certain non-cash items, was $153.5 million for the second quarter of 2024, compared to $96.2 million for the second quarter of 2023.

Voyage revenues for the second quarter of 2024 increased to $352.9 million from $238.7 million in the second quarter of 2023 and Time charter equivalent revenues (“TCE Revenues”)1 increased to $262.2 million for the second quarter of 2024, compared to $175.6 million for the second quarter of 2023, mainly driven by the increase in the average number in our fleet to 155.0 from 126.4, during the relevant periods and the improved charter rates. TCE rate for the second quarter of 2024 was $19,268 compared to $15,835 for the second quarter of 2023 which is indicative of the stronger market conditions prevailing during the recent quarter.

Charter-in hire expenses for the second quarter of 2024 increased to $13.1 million from $3.1 million in the second quarter of 2023. This increase is mainly attributable to the increase in charter-in days to 651 in the second quarter of 2024 from 182 in the corresponding period in 2023.

Vessel operating expenses for the second quarters of 2024 and 2023 amounted to $75.5 million and $56.5 million, respectively. The increase in our operating expenses was primarily driven by the acquisition of the Eagle fleet which resulted in an increase in the average number of vessels in our fleet to 155.0 from 126.4. Additionally, the increase in daily figures for the second quarter of 2024 was related to the Eagle legacy daily operating expenses of $6,152, compared to daily operating expenses excluding pre-delivery expenses of $4,967 for the fleet existing prior to the Eagle Merger. It is expected that the daily operating expenses of the Eagle legacy fleet will be reduced within the following six quarters as a result of the synergies and economies of scale from the Eagle Merger.

Drydocking expenses for the second quarters of 2024 and 2023 were $12.3 million and $10.9 million, respectively. In the second quarter of 2024 ten vessels completed their periodic dry docking surveys, compared to eleven vessels which completed their dry docking during the second quarter of 2023. However, there were also five vessels that commenced their dry docking surveys in the second quarter of 2024 compared to one vessel which commenced its dry docking survey during the corresponding period in 2023, resulting in an overall increase in drydocking expenses.

General and administrative expenses for the second quarters of 2024 and 2023 were $19.5 million and $11.0 million, respectively, which included the share-based compensation of $3.6 million in the second quarter of 2024 and $2.9 million in the second quarter of 2023. The increase in the general and administrative expenses was mainly driven by the increased legacy Eagle costs. We expect that the overall general and administrative expenses will be reduced during the following six quarters as a result of the synergies and economies of scale from the Eagle Merger. Vessel management fees for the second quarter of 2024 and 2023 were $4.3 million and $4.2 million, respectively.

Depreciation expense increased to $43.5 million for the second quarter of 2024 compared to $35.0 million for the corresponding period in 2023. The fluctuation is primarily driven by the increase in the average number of vessels in our fleet to 155.0 from 126.4.

Our results for the second quarter of 2023 included a loss on write-down of inventories of $2.6 million resulting from the valuation of the bunkers remaining on board our vessels as a result of their lower net realizable value compared to their historical cost. No such loss was incurred in the second quarter of 2024.

During the second quarter of 2024, we incurred a net gain on forward freight agreements (“FFAs”) and bunker swaps of $1.6 million, consisting of an unrealized gain of $6.9 million and a realized loss of $5.3 million. During the second quarter of 2023, we incurred a gain on FFAs and bunker swaps of $2.9 million, consisting of an unrealized gain of $1.8 million and a realized gain of $1.1 million.

Our results for the second quarter of 2024 include an aggregate net gain of $14.2 million which resulted from the completion of the previously announced sales of vessels as described under the section “Fleet Update” above.

Interest and finance costs for the second quarters of 2024 and 2023 were $25.6 million and $16.0 million, respectively. The driving factor for this increase is the significant increase in our outstanding indebtedness as a result of the new debt obtained in order to refinance the existing debt of the Eagle vessels, further affected by the increase in variable interest rates prevailing during the corresponding periods.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Revenues:
Voyage revenues	$ 352,875	$ 238,686	$ 612,265	$ 462,721
Total revenues	352,875	238,686	612,265	462,721

Expenses:
Voyage expenses	(72,334)	(61,143)	(129,428)	(128,635)
Charter-in hire expenses	(13,067)	(3,080)	(16,993)	(9,695)
Vessel operating expenses	(75,527)	(56,518)	(126,699)	(112,303)
Dry docking expenses	(12,348)	(10,854)	(22,369)	(18,861)
Depreciation	(43,547)	(35,006)	(75,537)	(70,075)
Management fees	(4,292)	(4,216)	(8,696)	(8,460)
Loss on bad debt	-	-	-	(300)
General and administrative expenses	(19,480)	(11,010)	(30,175)	(22,675)
Gain/(Loss) on forward freight agreements and bunker swaps, net	1,605	2,899	(4,316)	4,207
Impairment loss	-	-	-	(7,700)
Other operational loss	(720)	(171)	(901)	(326)
Other operational gain	125	443	1,742	33,676
Gain on sale of vessels	14,169	(34)	22,938	(34)
Loss on write-down of inventory	-	(2,577)	-	(4,743)

Operating income	127,459	57,419	221,831	116,797

Interest and finance costs	(25,613)	(16,029))	(46,112)	(31,731)
Interest income and other income/(loss)	4,820	3,444	7,346	6,593
Gain/(Loss) on derivative financial instruments, net	(436)	(135)	(1,246)	(507)
Gain/(Loss) on debt extinguishment, net	(197)	(469)	(1,010)	(888)
Total other expenses, net	(21,426)	(13,189)	(41,022)	(26,533)

Income before taxes and equity in income/(loss) of investee	$ 106,033	$ 44,230	$ 180,809	$ 90,264

Income taxes	10	-	116	(103)

Income before equity in income/(loss) of investee	106,043	44,230	180,925	90,161

Equity in income/(loss) of investee	37	89	11	33

Net income	$ 106,080	$ 44,319	$ 180,936	$ 90,194

Earnings per share, basic	$ 0.97	$ 0.43	$ 1.87	$ 0.88
Earnings per share, diluted	$ 0.93	$ 0.43	$ 1.82	$ 0.87
Weighted average number of shares outstanding, basic	109,506,036	102,670,975	96,670,823	102,821,671
Weighted average number of shares outstanding, diluted	115,256,711	102,961,179	99,716,982	103,170,724

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2024	December 31, 2023
Cash and cash equivalents and resticted cash, current	$ 480,928	259,729
Vessel held for sale	-	15,190
Other current assets	241,853	179,478
TOTAL CURRENT ASSETS	722,781	454,397

Advances for vessels under construction	19,216	-
Vessels and other fixed assets, net	3,348,120	2,539,743
Restricted cash, non current	4,606	2,021
Other non-current assets	143,313	32,094
TOTAL ASSETS	$ 4,238,036	$ 3,028,255

Current portion of long-term bank loans, convertible notes and lease financing	$ 299,114	$ 251,856
Other current liabilities	178,093	107,507
TOTAL CURRENT LIABILITIES	477,207	359,363

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $9,531 and $8,606, respectively)	1,182,929	985,247
Other non-current liabilities	119,997	23,575
TOTAL LIABILITIES	$ 1,780,133	$ 1,368,185

SHAREHOLDERS' EQUITY	2,457,903	1,660,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,238,036	$ 3,028,255

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023

Net cash provided by / (used in) operating activities	$ 256,861	$ 180,070

Acquisition of other fixed assets	(133)	(103)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(35,352)	(8,661)
Cash proceeds from vessel sales and total loss	221,251	87,448
Cash received from Eagle Merger	104,325	-
Hull and machinery insurance proceeds	2,391	558
Net cash provided by / (used in) investing activities	292,482	79,242

Proceeds from vessels' new debt	388,120	77,000
Scheduled vessels' debt repayment	(91,751	(90,418)
Debt prepayment due to vessel total loss and sales	(119,873)	(118,549)
Prepayment of Eagle assumed debt	(375,500)	-
Financing and debt extinguishment fees paid	(3,626)	(930)
Offering expenses	(96)	(55)
Repurchase of common shares	-	(13,056)
Dividends paid	(122,833)	(98,196)
Net cash provided by / (used in) financing activities	(325,559)	(244,204)

Summary of Selected Data

	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Average number of vessels (1)	155.0	126.4	134.2	127.0
Number of vessels (2)	156	126	156	126
Average age of operational fleet (in years) (3)	11.7	11.4	11.7	11.4
Ownership days (4)	14,106	11,499	24,420	22,982
Available days (5)	13,606	11,087	23,575	22,082
Charter-in days (6)	651	182	922	429
Daily Time Charter Equivalent Rate (7)	$19,268	$15,835	$19,420	$15,020
Daily OPEX per vessel (8)	$5,354	$4,915	$5,188	$4,887
Daily OPEX per vessel (as adjusted) (8)	$5,319	$4,772	$5,168	$4,734
Daily Net Cash G&A expenses per vessel (9)	$1,371	$1,051	$1,309	$1,055

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of each period presented.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the second quarter of 2023 and six-month period ended June 30, 2023, were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in third party vessels.

(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.

(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the second quarter of 2023 and six month period ended June 30, 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $0.7 million and $2.1 million, respectively. In addition, vessel operating expenses for the second quarter of 2023, included pre-delivery expenses due to change of management of $1.0 million, compared to $0.5 million of pre-delivery expenses incurred in the second quarter of 2024 due to change of management and acquisition of the Eagle fleet.

(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net cash provided by/(used in) operating activities	$ 142,599	$ 96,880	$ 256,861	$ 180,070
Net decrease / (increase) in operating assets	(18,141)	(5,365)	(15,758)	(9,404)
Net increase / (decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	9,094	(7,202)	(1,975)	(13,206
Impairment loss	-	-	-	(7,700)
Gain/(Loss) on debt extinguishment, net	(197)	(469)	(1,010)	(888)
Share – based compensation	(3,556)	(2,914)	(5,717)	(6,360)
Amortization of debt (loans & leases) issuance costs	(912)	(947)	(1,691)	(1,990)
Unrealized gain / (loss) on forward freight agreements and bunker swaps, net	6,915	1,799	3,700	(3,065)
Unrealized gain/(loss) on interest rate swaps, net	(381)	(135)	(1,356)	(507)
Total other expenses, net	21,426	13,189	41,022	26,533
Gain from insurance proceeds relating to vessel total loss	-	-	-	28,163
Loss on bad debt	-	-	-	(300)
Income tax expense/(refund)	(10)	-	(116)	103
Gain on sale of vessels	14,169	(34)	22,938	(34)
Gain from Hull & Machinery claim	-	200	470	200
Loss on write-down of inventory	-	(2,577)	-	(4,743)
Equity in income/(loss) of investee	37	89	11	33
EBITDA	$ 171,043	$ 92,514	$ 297,379	$ 186,905

Equity in (income)/loss of investee	(37)	(89)	(11)	(33)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	(6,915)	(1,799)	(3,700)	3,065
Gain on sale of vessels	(14,169)	34	(22,938)	34
Loss on write-down of inventory	-	2,577	-	4,743
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Share-based compensation	3,556	2,914	5,717	6,360
Loss on bad debt	-	-	-	300
Impairment loss	-	-	-	7,700
Other non-cash charges	(14)	34	(18)	76
Adjusted EBITDA	$ 153,464	$ 96,185	$ 276,429	$ 180,987

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items, as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net income	$106,080	$44,319	$180,936	$90,194
Loss on bad debt	-	-	-	300
Share – based compensation	3,556	2,914	5,717	6,360
Other non-cash charges	(14)	34	(18)	76
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	(6,915)	(1,799)	(3,700)	3,065
Unrealized (gain) / loss on interest rate swaps, net	381	135	1,356	507
(Gain) on sale of vessels	(14,169)	34	(22,938)	34
Impairment loss	-	-	-	7,700
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Loss on write-down of inventory	-	2,577	-	4,743
(Gain)/Loss on debt extinguishment, net (non-cash)	175	366	954	785
Equity in (income)/loss of investee	(37)	(89)	(11)	(33)
Adjusted Net income	$89,057	$ 48,491	$162,296	$85,568
Weighted average number of shares outstanding, basic	109,506,036	102,670,975	96,670,823	102,821,671
Weighted average number of shares outstanding, diluted	115,256,711	102,961,179	99,716,982	103,170,724
Adjusted Basic Earnings Per Share	$0.81	$0.47	$1.68	$0.83
Adjusted Diluted Earnings Per Share	$0.78	$0.47	$1.64	$0.83

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Voyage revenues	$ 352,875	$ 238,686	$ 612,265	$ 462,721
Less:
Voyage expenses	(72,334)	(61,143)	(129,428)	(128,635)
Charter-in hire expenses	(13,067)	(3,080)	(16,993)	(9,695)
Realized gain/(loss) on FFAs/bunker swaps, net	(5,310)	1,100	(8,016)	7,272
Time Charter equivalent revenues	$ 262,164	$ 175,563	$ 457,828	$ 331,663

Available days	13,606	11,087	23,575	22,082
Daily Time Charter Equivalent Rate ("TCE")	$ 19,268	$ 15,835	$ 19,420	$ 15,020

Daily Net Cash G&A expenses per vessel Reconciliation
(In thousands of U.S. Dollars, except for daily rates)	Second quarter 2024	Second quarter 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
General and administrative expenses	$19,480	$11,010	$30,175	$22,675
Plus:
Management fees	4,292	4,216	8,696	8,460
Less:
Share – based compensation	(3,556)	(2,914)	(5,717)	(6,360)
Other non-cash charges	14	(34)	18	(76)
Net Cash G&A expenses	$20,230	$12,278	$33,172	$24,699

Ownership days	14,106	11,499	24,420	22,982
Charter-in days	651	182	922	429
Daily Net Cash G&A expenses per vessel	$1,371	$1,051	$1,309	$1,055

Conference Call details:

Our management team will host a conference call to discuss our financial results on Thursday, August 8, 2024 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13746765. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore, Germany and Denmark. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, Star Bulk owns a fleet of 159 vessels, with an aggregate capacity of 15.2 million dwt, consisting of 17 Newcastlemax, 16 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 25 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. In January 2024 we took delivery of vessels Star Voyager, Star Explorer and Stargazer, and in June 2024, as discussed above, we took delivery of the vessel Star Earendel, each subject to a seven-year charter-in arrangement. As of the date of this release, we have also entered into long-term charter-in arrangements with respect to one Kamsarmax newbuilding and one Ultramax newbuilding which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that costs or difficulties related to the integration of the Company's and Eagle's operations will be greater than expected; the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; transaction costs related to the Eagle Merger; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge; the length and severity of epidemics and pandemics, including their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including the upcoming presidential election in the United States, “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com